Exhibit 99.2

Corporate Communications

Pricing of CNH Industrial Capital LLC $500 million notes
London, May 17, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has priced $500 million in aggregate principal amount of 3.950% notes due 2025, with an issue price of 99.469%. The offering is expected to close on May 23, 2022, subject to the satisfaction of customary closing conditions.

CNH Industrial Capital LLC intends to add the net proceeds from the offering to its general funds and use them for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets in the ordinary course of business. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on May 23 and November 23 of each year, beginning on November 23, 2022, and will be guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on May 23, 2025.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and SG Americas Securities, LLC are acting as joint book-running managers and the representatives of the underwriters for the offering, and BBVA Securities Inc., Intesa Sanpaolo S.p.A., Natixis Securities Americas and UniCredit Capital Markets LLC are acting as joint book-running managers for the offering. The offering is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on March 14, 2022. Copies of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146, Email: prospectus@citi.com; Deutsche Bank Securities Inc., 1 Columbus Circle, New York, NY 10019, Attn: Prospectus Group, Telephone: 1-800-503-4611, Email: prospectus.CPDG@db.com; Goldman Sachs & Co.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

LLC, 200 West Street, New York, NY 10282, Attn: Prospectus Department, Telephone: 1-866-471-2526, Email: prospectus-ny@ny.email.gs.com; or SG Americas Securities, LLC, 245 Park Avenue, New York, NY 10167, Telephone: 1-855-881-2108. Copies of the prospectus supplement and the accompanying prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial Capital LLC is an indirect wholly owned subsidiary of CNH Industrial N.V. and is headquartered in Racine, Wisconsin. As a captive finance company, the primary business of CNH Industrial Capital LLC and its subsidiaries is to underwrite and manage financing products for end-use customers and dealers of CNH Industrial America LLC and CNH Industrial Canada Ltd. (collectively, “CNH Industrial North America”) and provide other related financial products and services to support the sale of agricultural and construction equipment sold by CNH Industrial North America. CNH Industrial Capital LLC and its subsidiaries also provide wholesale and retail financing related to new and used agricultural and construction equipment manufactured by entities other than CNH Industrial North America. CNH Industrial Capital LLC’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and the telephone number is +1(262) 636-6011.

Contacts:

Media Relations
Email: mediarelations@cnhind.com

Investor Relations
Email: investor.relations@cnhind.com